UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	OMB APPROVAL
OMB Number: 3235-0101 Expires: May 31, 2017 Estimated average burden hours per response . . . . . . . . . . . . . . . . .1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Invacare Corporation	(b) IRS IDENT. NO. 98-2680965	(c) S.E.C. FILE NO. 001-15103	WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
One Invacare Way, P.O. Box 4028	Elyria	OH	44036	AREA CODE 440	NUMBER 329-6000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Aaron Malachi Mixon III (1) (2)	(b) RELATIONSHIP TO ISSUER Shareholder / Retired Director (effective 6/30/2015)	(c) ADDRESS STREET 31100 Pinetree Road, #208	CITY Pepper Pike	STATE OH	ZIP CODE 44124

 INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
Common Shares	Janney Montgomery Scott LLC 1717 Arch Street Philadelphia, PA 19103-2473		318,197 (1) (2) (3)	$3,726,086.87 (calculated based on October 7, 2016 closing price of $11.71 per share)	31,740,079 (as of 06/03/2016)	10/11/2016 to 01/10/2017	NYSE

 INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer's S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer's telephone number, including area code
2.	(a)	Name of person for whose account the securities are to be sold		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(b)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)		(f)	Approximate date on which the securities are to be sold
	(c)	Such person's address, including zip code		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I – SECURITIES TO BE SOLD (4)

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares	12/15/1994	1992 Stock options	Invacare Corporation	32,294	12/15/94	Paid with shares he otherwise would have received when he exercised the options
Common Shares	2001 – 2015	Distributions from Aaron Malachi Mixon III Family Trust (a Grantor Retained Annuity Trust) / Open market purchases	Aaron Malachi Mixon III Family Trust (GRAT)(various dates from 1998 to 2013) / Open market purchases	19,045	2001 – 2015, with respect to open market purchases	Funds in IRA account, with respect to open market purchases
Common Shares	May 2010 - Nov 2015	Restricted Stock Grants Matured	Invacare Corporation	17,680	N/A – Grants from the company during May 2010 - Nov 2015	N/A
Common Shares	Dec 2010 - Dec 2015	Open market purchases	Open market purchases	45,932	Dec 2010 - Dec 2015	Cash on hand
Common Shares	Dec 2001	Distributions from Aaron Malachi Mixon III Family Trust (a Grantor Retained Annuity Trust)	Aaron Malachi Mixon III Family Trust (GRAT)(1997)	2,783	N/A – distributions from GRAT in Dec 2001	N/A
Common Shares	June 1996 - Oct 1999	Distributions from Aaron Malachi Mixon III Family Trust (a Grantor Retained Annuity Trust)	Aaron Malachi Mixon III Family Trust (GRAT)(1992 to 1996)	201	N/A – distributions from GRAT from June 1996 to Oct 1999	N/A
Common Shares	Feb 1979	Private sale / acquisition	Johnson & Johnson	2,776	Feb 1979	Cash on hand
Common Shares	Apr - Nov 2008	Distributions from Aaron Malachi Mixon III Family Trust (a Grantor Retained Annuity Trust)	Aaron Malachi Mixon III Family Trust (GRAT) (2004)	7,500	N/A – distributions from GRAT from April to November 2008	N/A
Common Shares	Feb 22, 1979	Private sale / acquisition	Johnson & Johnson	48,139	Feb 22, 1979	Cash on hand

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A

REMARKS:

(1)	Based on the definition of “person” in Rule 144(a), the persons for whose accounts securities are to be sold pursuant to this Form 144 filing are: (a) Aaron Malachi Mixon III, an affiliate of the Issuer (“Mixon”); (b) Barbara W. Mixon, spouse of Mixon, who has the same home as Mixon; (c) the Barbara W. Mixon 2012 Family Trust (a Grantor Retained Annuity Trust or the “GRAT”), an affiliate of Mixon’s spouse; (d) the Barbara W. Mixon Revocable Trust of which Mixon’s spouse is the Trustee; (e) the Aaron Malachi Mixon III Revocable Trust of which Mixon is the Trustee; and (f) the individual retirement account of Mixon.

(2)	Simultaneously with the filing of this Form 144, each of Mixon’s spouse and the GRAT is filing a paper copy of Form 144, each as an affiliate of the Issuer, with respect to the sale of the same shares reported in Item 3(c).

(3)	While Mixon, individually, the Aaron Malachi Mixon III Revocable Trust and Mixon’s individual retirement account together own and will be selling only 176,350 of the Common Shares reported in Item 3(c), the total number of shares reported in such item was calculated based on the aggregation principles set forth in Rule 144(e) to take into account the additional Common Shares that will be sold by Mixon’s spouse, the GRAT and her other affiliates.

(4)	Because Mixon is the signatory of this Form 144, the information provided in this table pertains to the 176,350 Common Shares that Mixon, individually, the Aaron Malachi Mixon III Revocable Trust and Mixon’s individual retirement account will be selling. The information called for by this table that pertains to the other shares reported in Item 3(c) can be found in the Form 144-s being filed simultaneously with this Form by each of Mixon’s spouse and the GRAT.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

10/11/2016	/s/ Aaron Malachi Mixon III
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

         The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)